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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                       1-8801
                                                                 SEC File Number

                                                                     384632 10 5
                                                                    CUSIP NUMBER

[x] Form 10-K and Form 10-KSB             [ ] Form 20-F          [ ] Form 11-K
         [ ] Form 10-Q and Form 10-QSB               [ ] Form N-SAR


For Period Ended..............................................December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I -- REGISTRANT INFORMATION

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.
               FULL NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER

                                 NOT APPLICABLE
                            FORMER NAME IF APPLICABLE

                              400 RABRO DRIVE EAST
                     ADDRESSES OF PRINCIPAL EXECUTIVE OFFICE
                            HAUPPAUGE, NEW YORK 11788
                            CITY, STATE AND ZIP CODE

PART II -- RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense.          Yes [x]                            No [ ]
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         (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar following the prescribed due date.

Yes [x]                    No [ ]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.

         As a result of the closing of the acquisition of Fuqua Enterprises, Inc. ("Fuqua") on December 30, 1997 and the delays associated with the integration, Graham-Field Health Products, Inc. (the "Company) was unable to close its books and records on a timely basis and compile by March 31, 1998 all of the financial information required to be contained in its Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the Company is in discussions with its bank concerning non-compliance with certain financial covenants in its credit agreement.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                 Irwin Selinger
                              Chairman of the Board
                           and Chief Executive Officer
                                 (516) 582-5900

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s). Yes [x] No [ ]

         (3)      Is it anticipated that any significant change in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof:  Yes [x]                           No [ ]

          For the year ended December 31, 1997, the Company reported revenues of $263,143,000 as compared to $143,642,000 for the prior year. Including merger related and restructuring charges of $36,202,000 (of which $7,700,000 of inventory reserves which will be included in cost of revenues and $5,000,000 of allowance for receivables which will be included in selling, general and administrative expenses) and charges of $3,300,000 associated with the write-off of in-process research and development costs relating to the Company's acquisition of Fuqua, the Company reported a net loss for 1997 of $22,893,000 or $1.16 per share on 20,600,000 weighted average shares outstanding. The 1997 net loss compares with a 1996 net loss (including charges related to the 1996 acquisition of Everest

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& Jennings International, Ltd. on November 26, 1996 and early retirement of debt) of $12,609,000 or $.81 per share on 15,557,000 weighted average shares outstanding.

         Graham-Field Health Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 31, 1998                                        /s/ Irwin Selinger
                                                     --------------------------
                                                     Irwin Selinger
                                                     Chairman of the Board and
                                                     Chief Executive Officer